SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                ________________

                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            Mercury Finance Company
             (Exact name of registrant as specified in its charter)



          Delaware                                36-3627010
(State of in incorporation of organization)  (IRS Employer Identification No.)



100 Field Drive, Lake Forest, Illinois                         60045
(Address of principal executive offices)                    (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class      Name of each exchange of which
      to be so registered      each class is to be registered

    Common Stock Purchase
    Rights                         New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)

Item 1.        Description of Registrant's Securities to be Registered

     On February 27, 1997, the Board of Directors of Mercury Finance Company, a Delaware corporation (the "COMPANY"), declared a dividend of one common share purchase right (a "RIGHT") for each share of Common Stock, par value $1.00 per share of the Company (the "COMMON STOCK"). The dividend is payable to stockholders of record at the close of business on March 11, 1997 (the "RECORD DATE") and with respect to all shares of Common Stock that become outstanding after the Record Date and prior to the earliest of the Separation Date (as defined below), the redemption of the Rights, the exchange of the Rights and the expiration of the Rights. Except as set forth below and subject to adjustment as provided in the Rights Agreement (as defined below), each Right entitles the registered holder to purchase from the Company shares of the Company's Common Stock (the "COMMON STOCK"), at an exercise price of $13.50 per share (the "PURCHASE PRICE"). The description and terms of the Rights are set forth in a Rights Agreement dated as of February 27, 1997 (the "RIGHTS AGREEMENT"), between the Company and Harris Trust and Savings Bank, as Rights Agent (the "RIGHTS AGENT").

     The Rights will be evidenced by Common Stock certificates and not separate certificates until the earlier to occur of (i) 10 days following the date of public disclosure that a person or group, together with persons affiliated or associated with it (an "ACQUIRING PERSON") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock (the "Stock Acquisition Date") and (ii) 10 days following commencement or disclosure of an intention to commence a tender offer or exchange offer by a person other than the Company and certain related entities if, upon consummation of the offer, such person or group, together with persons affiliated or associated with it, could acquire beneficial ownership of 50% or more of the outstanding Common Stock (the earlier of such dates being called "SEPARATION DATE"). Until the Separation Date (or earlier redemption or expiration of the Rights), the transfer of Common Stock will also constitute transfer of the associated Rights. Following the Separation Date, separate certificates will evidence the Rights.

     The Rights will first become exercisable on the Separation Date (unless sooner redeemed). The Rights will expire at the close of business on February 27, 2007 (the "EXPIRATION DATE"), unless earlier redeemed or exchanged by the Company as described below.

     The Purchase Price and the number of shares of Common Stock or other securities, cash or other property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend or distribution on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights, options, warrants to subscribe for Common Stock or securities convertible into Common Stock at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of other securities, cash, property, evidences of indebtedness, or assets.

     In the event that, following the Separation Date, the Company is acquired in a merger or other business combination in which the Common Stock does not remain outstanding or is changed or 50% or more of its consolidated assets is sold, leased, exchanged, mortgaged, pledged or otherwise transferred or disposed of (in one transaction or a series of transactions) the Rights will "FLIP OVER" and entitle each holder of a Right to purchase, upon the exercise of the Right at the then-current Purchase Price, that number of shares of common stock of the acquiring company (or, in certain circumstances, one of its affiliates) which at the time of such transaction would have a market value of two times the Purchase Price.

     If a person acquires beneficial ownership of 15% or more of the Common Stock, the Rights will "FLIP IN" and entitle each holder of a Right, except as provided below, to purchase, upon exercise at the then-current Purchase Price, that number of shares of Common Stock having a market value of two times the Purchase Price.

     Any "flip over" event or "flip in" event is a "TRIGGERING EVENT."

     Any Rights beneficially owned at any time on or after the Separation Date by an Acquiring Person or an affiliate or associate of an Acquiring Person (whether or not such ownership is subsequently transferred) will become null and void upon the occurrence of the earlier of the Board of Directors' decision to exchange the Rights and a Triggering Event, and any holder of the Rights will have no right to exercise the Rights.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% of the Purchase Price. Holders will have no right to receive fractional shares of Common Stock upon the exercise of Rights. In lieu of fractional shares, an adjustment in cash may be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

     The number of outstanding Rights and the number shares of Common Stock issuable upon exercise of each Right and the Purchase Price are also subject to adjustment in the event of a stock split of the Common Stock or distributions, subdivisions, consolidations or combinations of the Common Stock occurring, in any case, prior to the Separation Date.

     At any time prior to the earlier of (i) the closing of business on the tenth day following the time that it becomes public that an Acquiring Person has become such (with the possibility for the Board of Directors to extend this time for an additional 10 days) and (ii) the Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right. Immediately upon the action of the Company's Board of Directors electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights thereafter will be to receive the applicable redemption price.

     At any time any person becomes an Acquiring Person and prior to such time as such person, together with its affiliates becomes the beneficial owner of at least 50% of the Company's outstanding Common Stock, the Company may, provided that all necessary regulatory approvals have been obtained, exchange the Rights (other than Rights owned by the Acquiring Person which become null and void), in whole or in part, at a ratio of one share of Common Stock per Right, subject to adjustment.

     Until a Right is exercised, the holder has no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends or distributions.
The Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement, except the redemption window, the Purchase Price or the redemption price; provided, however, that the Company's disinterested directors have the right to amend the Purchase Price for a period of six months from February 28, 1997.

     Common Stock purchasable upon exercise of the Rights will not be redeemable.

     During the time that a majority of the Company's directors are disinterested, as defined in the Rights Agreement, and for a period of six months after the time less than a majority of the Company's directors are disinterested, but in no event after February 28, 1998, all decisions or actions to be taken pursuant to the Rights Agreement will only be taken by the disinterested directors.

     The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time a person or group has acquired beneficial ownership of 15% or more of the Common Stock, because until such time, the Rights may be redeemed by the Company at $0.001 per Right.

     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission and is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

Item 2.   Exhibits.

          1. Rights Agreement dated as of February 28, 1997 between Mercury Finance Company and Harris Trust and Savings Bank as Rights Agent, which includes as Exhibit A the Forms of Rights Certificates, and as Exhibit B the Form of Rights Summary. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group has acquired beneficial ownership of 15% or more of the Common Stock of the Company or the tenth day after a person commences, or announces an intention to commence, a tender or exchange offer the consummation of which could result in a person beneficially owning 50% or more of the Common Stock of the Company.

                                    SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                              MERCURY FINANCE COMPANY



Date:      March 17, 1997          By: /s/ Patrick J. O'Malley
                                   Name:  Patrick J. O'Malley
                                   Title: Assistant Secretary